FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	NEWELL	DANIEL	K.		NORTHWESTERN CORPORATION NOR				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. or Social Security Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	125 S. DAKOTA AVE.						MARCH 2002		SENIOR VICE PRESIDENT

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	SIOUX FALLS	SD	57104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)
					Code	V		Amount	(A) or (D)	Price

	COMMON STOCK		3/1/02		P			44	A	$22.2140		3099		D

	COMMON STOCK(1)		3/1/02		P			7	A	$22.2140		512		D

	COMMON STOCK		3/1/02		P			7	A	$22.2140		505		I		(2)

	COMMON STOCK		3/1/02		P			7	A	$22.2140		502		I		(2)

	COMMON STOCK		3/1/02		P			7	A	$22.2140		515		I		(2)

	COMMON STOCK		(3)		B			11	A	$22.0000		1,566		D		401(K)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

PHANTOM STOCK UNITS			1-FOR-1		3/1/02		A			30			(4)	(4)

INCENTIVE STOCK OPTIONS(5)			1-FOR-1		2/6/02		A			36,000			(6)	2/6/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	COMMON STOCK	30		$22.250		2148		D

	COMMON STOCK	36,000		$20.7000		36,000		D

Explanation of Responses:
ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES.
(1)    SHARES PURCHASED PURSUANT TO THE NORTHWESTERN CORP. TEAM MEMBER STOCK OPTION PURCHASE PLAN AT THE APPLICABLE DISCOUNT.
(2)    SHARES ARE HELD JOINTLY BY REPORTING PERSON'S WIFE AND ADULT CHILD. THE REPORTING PERSON DISCLAIMS ANY BENEFICIAL OWNERSHIP OF THESE SHARES.
(3)    PURCHASE DATES OF 3/11/02 AND 3/25/02.
(4)    PHANTOM STOCK UNITS MATURE 5 YEARS FROM DATE OF AWARD, AND WHEN MATURED, ARE VALUED AT AVERAGE OF CLOSING PRICE ON THE TEN DAYS BEFORE MAY 1st.
(5)    GRANT BY COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS UNDER THE STOCK OPTION AND INCENTIVE PLAN, WITH OFFICER'S RE-ELECTION, EFFECTIVE MARCH 1, 2002.
(6)    GRANT VESTS 1/3 ON THE FIRST, SECOND AND THIRD ANNIVERSARIES OF GRANT DATE.

	/s/ DANIEL K. NEWELL	4/5/2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

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